



Panco Foods Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.50%

Target Raise Amount: $500,000

Offering End Date: March 27, 2025

Repayment Period: 6 years (72 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Panco Foods Inc

Founded: December 28, 2020

Address: 315 SE 8th Ave
            Portland, OR 97214

Industry: Miscellaneous Food Manufacturing

Employees: 14

Website: https://www.mushroomjerky.com/

Use of Funds Allocation:

If the maximum raise is met:

$419,800 (83.96%) – of the proceeds will go towards working capital- sales, marketing, and purchasing supplies and inventory
$50,000 (10.00%) – of the proceeds will go towards debt refinance
$200 (0.04%) – of the proceeds will go towards Oregon SoS Uniform Notice of Federal Crowdfunding Offering filing fee
$30,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 18,900 Followers





Business Metrics:

	FY22	FY23	YTD 11/30/2024
Total Assets	$1,843,697	$2,226,921	$2,293,349
Cash & Cash Equivalents	$759,114	$159,617	$69,136
Accounts Receivable	$381,186	$334,202	$329,347
Short-term Debt	$1,965,317	$2,434,781	$2,543,235
Long-term Debt	$613,830	$1,344,841	$1,848,036
Revenue	$3,148,758	$2,882,541	$2,776,426
Cost of Goods Sold	$1,895,680	$2,004,155	$1,203,920
Taxes	$0	$0	$0
Net Income	-$956,498	-$1,117,251	-$545,221

Recognition:

Panco Foods Inc (DBA Pan's Mushroom Jerky) started with a trip to Malaysia in 2008, where founder Michael Pan reconnected with his family and discovered a decades-old recipe that used shiitake mushrooms to create a savory, satisfying snack. He was inspired to share this unique family tradition with the world. What began in 2018 as a small operation in a shared kitchen has grown into a nationally recognized brand.

About:

Panco Foods Inc (DBA Pan's Mushroom Jerky) makes innovative, sustainable, and delicious mushroom-based jerky and snacks.

For more information, contact our Customer Support Team at support@thesmbx.com

